SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
                PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Filed by the registrant | |

Filed by a party other than the registrant |X|
Check the appropriate box:

|X| Preliminary proxy statement                |_| Confidential,  for Use of the
|_| Definitive proxy  statement                     Commission  Only |_|
|_| Definitive additional materials (as permitted by Rule 14a-6(e)(2))
|_| Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                            The California Muni Fund
                (Name of Registrant as Specified in Its Charter)

                      Fundamental Portfolio Advisors, Inc.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     |X|  No fee required.

     |_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

     |_|  Fee paid previously with preliminary materials.

     |_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0- 11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

     (2)  Form, schedule or registration statement no.:

     (3)  Filing party:

     (4)  Date filed:

                           PRELIMINARY PROXY MATERIALS

                          FUNDAMENTAL FIXED-INCOME FUND
               (Fundamental U.S. Government Strategic Income Fund)
                       (High-Yield Municipal Bond Series)
                         (Tax-Free Money Market Series)
                            THE CALIFORNIA MUNI FUND
                             FUNDAMENTAL FUNDS, INC.
                              (New York Muni Fund)

                              90 Washington Street
                            New York, New York 10006

                                 PROXY STATEMENT

     The enclosed proxy is being solicited on behalf of Fundamental Portfolio Advisors, Inc. (the "Advisor"), which acts as advisor to (i) Fundamental U.S. Government Strategic Income Fund, High-Yield Municipal Bond Series and Tax-Free Money Market Series of Fundamental Fixed-Income Fund, (ii) The California Muni Fund, and (iii) Fundamental Funds, Inc. on behalf of its New York Muni Fund series (each, a "Fund" and, collectively, the "Funds"). The Funds are each registered open-end investment companies having their executive office at 90 Washington Street, New York, New York 10006.

     The Advisor requests that Shareholders call for a meeting of Shareholders of the Funds to be held at the earliest possible time as permitted by law as further described below (the "Meeting"). The proxy is revocable at any time before it is voted by sending written notice of the revocation to the Funds or by appearing personally at the Meeting.

     The Advisor seeks this Proxy (i) to remain advisor of the Funds, (ii) to terminate all 12b-1 Plans (as defined below), and (iii) to remove all current independent Board Members and (iv) to elect the new Board Members identified below.

     The Advisor has a financial interest in the outcome of the voting. The Advisor's contract to manage the Funds expires on May 31, 1998, and the Advisor intends to request any new Board of Directors to allow the Advisor to continue managing the Funds so long as the Advisor is legally able to do so, or in the event the Shareholders vote for a new advisor.

     Information about the Advisor is provided below in the section entitled "About the Advisor".

     If the 12b-1 Plan for any Fund is terminated, the new Board of such Fund (or the current Board if a new Board is not elected) could vote to reinstate the 12b-1 Plan or to adopt a similar Plan. Any such action would require the approval of the majority of Shareholders of such Fund. It is highly likely that any new Board will reinstate the 12b-1 Plans and submit them for Shareholder approval.

     COPIES OF EACH FUND'S FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 MAY BE OBTAINED, WITHOUT CHARGE, BY CALLING THE FUND'S TRANSFER AGENT, FIRSTAR TRUST CO. AT 1-800-225-6864.

     This combined Proxy Statement and proxy card are first being mailed to Shareholders on or about _____ __, 1998.

                                  INTRODUCTION

     The Articles of Incorporation, Declarations of Trust, Prospectuses and undertakings of and by the Funds give Shareholders holding 10% or more of the Fund's outstanding shares the right to call for a special meeting of shareholders for any reason, except that the California Muni Fund requires one-third of the outstanding shares to call a special meeting for all matters other than the removal of Board Members. The Advisor solicits this proxy to obtain votes to ask to hold a Meeting and at such Meeting vote FOR the proposals indicated below (the "Proposals"):

     For New York Muni Fund only:

          1. Amend the Articles of Incorporation so that Board Members may be removed by a majority of votes cast by Shareholders.

     For all Funds:

          2. Terminate all plans formed under Rule 12b-1 of the Investment Company Act of 1940 (the "12b-1 Plans");

          3. Remove all current Board Members; and

          4. Elect new Board Members.

     In addition, to transact such other business as may properly come before the meeting or any adjournment thereof.

     Passage of the Proposals is contingent on having a Meeting called. Passage of Proposals 3 and 4 is contingent on passage of Proposal 2.

     Information about the 12b-1 Plans is provided below in the section entitled "Terminating the 12b-1 Plans".

     The Advisor will immediately petition for a special meeting with respect to each Fund upon receipt of sufficient proxies to make the petition. With respect to each Fund, in the event that (a) the Advisor holds sufficient Shares and/or Proxies for Shares and requests a Meeting and (b) the Fund, or any appropriate officer or director of the Fund, for whatever reason fails to call the Meeting, then the Advisor, as holder of this proxy, is further empowered to take any such action as, in the view of the Advisor, may be appropriate under applicable state law to compel the Fund, or any appropriate officer or director of the Fund, to cause the Meeting to occur. The cost of any such action, including legal fees, initially shall be borne by the Advisor, provided, however, that the Advisor reserves the right to request reimbursement from the Fund for such costs, including legal fees.

                             MATTERS TO BE VOTED ON

     By signing the enclosed Proxy and Ballot card you are voting FOR a special meeting of shareholders, FOR amending the Articles of Incorporation of the New York Muni Fund, FOR terminating all existing 12b-1 Plans, FOR removing all current Board Members and FOR electing new Board Members.

            AMENDING THE NEW YORK MUNI FUND ARTICLES OF INCORPORATION

     The current Articles of Incorporation of the New York Muni Fund only allows Shareholders to remove a director for cause by the vote of a majority of outstanding voting shares. The current Articles state: "The stockholders of the Corporation may remove any director of the Corporation prior to the expiration of his term of office for cause, and not otherwise, by the affirmative vote of a majority of all votes entitled to be cast for the election of directors." Our proposed amendment seeks to allow directors to be removed, with or without cause, by the vote of a majority of outstanding voting shares. The proposed amendment reads: "The stockholders of the Corporation may remove and replace any director of the Corporation prior to the expiration of his term of office by the affirmative vote of a majority of all votes entitled to be cast for the election of directors." Such amendment requires the vote of a majority of the shares entitled to vote for the election of directors.

                           TERMINATING THE 12B-1 PLANS

     The 12b-1 Plans are plans of distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940 (the "Investment Company Act"). The Plans allow the Funds to pay certain promotional and advertising expenses and to compensate certain registered securities dealers and financial institutions for services provided in connection with the processing of orders for purchase or redemption of the shares of the Funds and furnishing other shareholder services. Payments by each Fund shall not exceed 1/2 of 1% of daily net assets of such Fund, and such amount may not be increased without Shareholder approval. The Plans provide that the Funds' management (currently the Advisor) shall provide quarterly reports on expenditures pursuant to the 12b-1 Plans to directors for their review.

     Each Fund's 12b-1 Plan will terminate on May 31, 1998, unless continued by the Fund's Board of Directors and the affirmative vote of a majority of the Fund's Independent Directors. In approving the Plans, the then directors have determined, in the exercise of their business judgment and in light of their fiduciary duties as directors of the Funds, that there was a reasonable likelihood that the Plans would benefit the Funds and the Shareholders. Each Fund's Plan may only be renewed if the directors of such Fund make a similar determination for each subsequent year.

     While the 12b-1 Plans are in effect, only the current independent Board Members may select and nominate any Independent Directors. Therefore, the current independent Board Members may not be removed unless Shareholders vote FOR the termination of the 12b-1 Plans.

     The California Fund and the New York Muni Fund each has a reimbursement 12b-1 Plan. These Plans do not carry over expenses from year to year, and if the Plan is terminated in accordance with its terms, the obligation of the Fund to make payments pursuant to the Plan will cease and the Fund will not be required to make any payments for expenses incurred after the date the Plan terminates.

     Fundamental Fixed-Income Fund has a compensation plan with no carry over provisions.

     If the 12b-1 Plan for any Fund is terminated, the new Board of such Fund (or the current Board if a new Board is not elected) could vote to reinstate the 12b-1 Plan or to adopt a similar plan. Any such action would require the approval of the majority of Shareholders of such Fund. It is highly likely that any new Board will reinstate the 12b-1 Plans and submit them for Shareholder approval.

                             REPLACING BOARD MEMBERS

     On July 15, 1997, the Boards unanimously approved, with respect to each Fund, an Agreement and Plan of Reorganization (each, a "Plan", and as referring to all Funds, the "Plans"), and the transactions contemplated thereby, providing for (i) the transfer of all the assets of the Fund into a separate newly-created series of the Tocqueville Trust (the "New

Series") in exchange for shares in the New Series; (ii) the pro rata distribution of the shares of the New Series to the Shareholders of the Fund: and (iii) the dissolution of the Fund.

     Each Plan provides for the transfer of the assets of a Fund to a separate newly-created series of the Tocqueville Trust (the "Tocqueville Trust"). The reorganization would also include approval of an entirely new board comprised of persons who are currently trustees of the Tocqueville Trust.

     BASED ON SUBSEQUENT OCCURRENCES DESCRIBED BELOW IN "RECENT EVENTS", TWO FORMER INDEPENDENT BOARD MEMBERS HAVE CONCLUDED THAT THE PLANS ARE NOT IN THE BEST INTEREST OF THE FUNDS AND THEIR SHAREHOLDERS. BASED ON TESTIMONY GIVEN TO THE COMMISSION BY MR. CHRISTOPHER P. CULP, DR. VINCENT MALANGA, AN INTERESTED BOARD MEMBER, FOR REASONS OTHER THAN THOSE STATED BY THE FORMER INDEPENDENT BOARD MEMBERS, HAS ALSO CONCLUDED THAT THE PLANS ARE NOT IN THE BEST INTEREST OF THE FUNDS AND THEIR SHAREHOLDERS.

     In spite of these occurrences,  the current independent Board members James
C. Armstrong and L. Greg Ferrone have failed to withdraw their votes in favor of the Plans based on the testimony of Mr. Culp. The Advisor believes that the independent Board Members should be removed because of their failure to withdraw their votes in favor of the Plans.

                                  RECENT EVENTS

Administrative Proceedings

     Since January, 1995, the Advisor and the Funds' Board Members have cooperated in an investigation conducted by the United States Securities and Exchange Commission (the "Commission") concerning the Fundamental US Government Strategic Income Fund (the "US Fund") , its Trustees, the Advisor, Dr. Vincent
J. Malanga, Dr. Lance Brofman and Fundamental Service Corporation ("FSC").

     On or about October 24, 1997, the Commission filed a corrected order instituting public proceedings (the "Administrative Proceeding") pursuant to
Section 8A of the Securities Act of 1933, Sections 15(b), 19(h), and 21C of the Securities Exchange Act of 1934, Sections 9(b) and (f) of the Investment Company Act, and Sections 203(e), (f) and (k) of the Investment Advisers Act of 1940 (the "Advisors' Act") against the Advisor, Dr. Vincent J. Malanga, Dr. Lance Brofman and FSC (the "Respondents").

     The Administrative Proceeding relates to the activities of the Advisor, which is registered with the Commission pursuant to Section 203(c) of the Advisors' Act since October 17, 1986. The Advisor is the investment advisor to the US Fund and the other Funds.

     The Division of Enforcement alleges that false and misleading statements were made in the prospectus and sales literature of the US Fund. The Division of Enforcement further alleges that the fund was marketed as a relatively safe and conservative investment, designed to provide "high current income with minimum risk of principal and relative stability of net asset value; that as a U.S. government bond fund, interest rate risk posed the greatest risk to the Fund's net asset value ("NAV"); that according to the Fund's prospectus and sales materials, the fund sought to limit that risk, and thus to maximize stability of NAV, by limiting the fund's "duration" to three years or less; that the term "duration" generally refers to the sensitivity of the value of a security or a portfolio of securities to changes in interest rates (although measured in years, an instrument's duration is not necessarily the same as its term to maturity); that duration is a measure of the price sensitivity of a fixed income fund, such as a U.S.

government bond fund, to changes in interest rates; that a portfolio with a low duration will be less sensitive to changes in interest rates than a high duration portfolio.

     The Division of Enforcement further alleges that certain antifraud provisions of the federal securities laws were violated because the US Fund was marketed as a safe investment, offering relative stability of NAV ("low volatility"), when it was not; that contrary to the representations in the US Fund's prospectus and sales literature, the US fund had a heightened sensitivity to changes in interest rates, due in large part to its substantial investment in inverse floating collateralized mortgage obligations ("inverse floaters"); that further, the US Fund's duration was not limited to three years or less; that when interest rates rose in 1994, the US fund incurred substantial loses; that in 1994, the US Funds's NAV declined approximately 32%, significantly more than almost all other U.S. government bond funds.

     The Division of Enforcement further alleges that this proceeding also involves Malanga's and Brofman's failure to disclose the Advisor's soft dollar arrangements to the board of the US Fund and other funds managed by the Advisor.

     The term "soft dollars" generally describes an arrangement whereby an investment advisor uses commission dollars generated by securities trades executed in advisory client accounts to pay for research, brokerage, or other products, services, or expenses, including soft dollar credits generated by syndicate designations.

     Respondents have filed a joint answer denying the Commission's allegations to the extent that they allege any wrongdoing or that they have violated antifraud provisions of the Federal Securities Laws by marketing the US Fund as a safe investment, offering relative stability of NAV and further denying that the US Fund's investment in inverse floaters gave it a heightened sensitivity to changes in interest rates as opposed to other securities in which the US Fund could have appropriately invested. Respondents further deny that the US Fund's duration ever exceeded three years. Respondents further deny that their conduct with respect to soft dollars violated any law or regulation to warrant the proceedings initiated against them.

     Respondents and the Division of Enforcement are engaged in discovery and expect the Administrative Proceeding to be tried in June 1998. If tried, the Advisor believes a decision will be made in or after July 1998.

     In the event the Commission prevails in the Administrative Proceeding, the Commission could, among other things, (i) bar the Advisor from acting as advisor to the Funds, which, in turn, could cause the Commission to appoint a receiver for the Funds, (ii) bar Dr. Malanga from associating with the Advisor in any capacity and associating with any other investment advisor, or investment company, and (iii) bar Dr. Malanga from serving as a Director of any of the Funds.

     Relating to the same allegations, but separately, NASD Regulation, Inc. (the "NASD") entered into a Letter of Acceptance, Waiver and Consent with FSC, the distributor of the US Fund, Dr . Malanga and David P. Wieder that imposed a total of $125,000 in fines and other stipulated sanctions on FSC, Dr. Malanga, and Wieder for distributing advertising materials for the US Fund that the NASD deemed to be false and misleading. All fines have been paid.

     As a stipulated non-monetary sanction FSC agreed that, for a period of three years, FSC will prefile all advertising and sales literature with the NASD's Advertising Department before use, and will retain an outside consultant to report on FSC's compliance policies with respect to advertising and sales literature and other compliance policies. Dr. Malanga has also agreed to a 30 day suspension from associating, in any capacity, with any NASD member firm, which suspension has been completed.

     FSC, Dr. Malanga and the other FSC officer neither admitted nor denied the allegations and filed a Mitigation Statement in response to the Letter of Acceptance, Waiver and Consent.

The Tocqueville Plans

     From February 18, 1997 until August 27, 1997, Mr. Christopher P. Culp, an employee of Tocqueville, served on the Advisor's Investment Advisory Committee as the principal portfolio manager of the Funds. He did so in his capacity as an agent of Fundamental, representing to the Boards that he was working without salary or other compensation from the Advisor. At the same time, he continued to be employed by Tocqueville. While the Advisor and the Board knew that Culp was employed by Tocqueville, the Board and the Advisor were not aware of the interpositioning described below.

     On eight separate occasions between April 17, 1997 and July 24, 1997, Mr. Culp engaged Tocqueville Securities L.P. ("Tocqueville Securities"), an affiliate of Tocqueville Trust, as agent to purchase bonds over-the-counter on behalf of the New York Muni Fund. The normal practice is for mutual funds to buy or sell bonds directly from dealers, without paying a commission. In contrast, institutional investors such as mutual funds normally do pay commissions on common stock transactions executed on stock exchanges or through the NASDAQ system where an exchange member or broker is involved.

     In the instances above, Tocqueville Securities interposed between the New York Muni Fund and the dealer selling the bonds to the Fund. The seller of the bonds was willing and able to sell the securities directly to the Fund (and had done so on prior occasions). Tocqueville Securities arranged to have the securities first sold to Tocqueville Securities, which simultaneously sold the securities to the Fund and at higher price. Tocqueville Securities performed no service or function in the transactions except to collect the difference between the price the dealer was willing to sell the securities for and the price the Fund paid. The difference was a mark-up or a commission.

     In each of these occasions the New York Muni Fund's Board has concluded that the commissions paid to Tocqueville Securities in connection with these transactions (a portion of which was paid to Mr. Culp) were not justified and that the New York Muni Fund bore unnecessary expense. Based upon a report initiated by Tocqueville Securities and prepared by the New York Muni Fund's independent auditors, and upon the Board's own analysis, the Board directed that the Advisor terminate Mr. Culp's services as a portfolio manager. At the Board's request and in order to reimburse the New York Muni Fund for all of its losses, Tocqueville Securities, on September 15, 1997, voluntarily paid $260,000 to the New York Muni Fund, an amount which significantly exceeds the total commissions ($184,920.60) received by Tocqueville Securities in connection with these transactions. The staff of the Commission and the Department of NASD Regulation have been informed of these events by Tocqueville Securities.

     The Advisor understands that Mr. Culp has testified before the Commission, and believes that in his testimony he stated to the Commission that he engaged in other similar transactions on behalf of Tocqueville Government Fund. The Advisor believes that Tocqueville would deny the statements made by Culp. The

Advisor has no knowledge of any proceeding or investigation commenced or planned by the Commission against any Tocqueville entity relating to such activities.

Views of Former Board Members and the Interested Board Member

     View of Former Board Members

     After consideration, Messrs. James A. Bowers and Clark L. Bullock, then Independent Board Members, determined, for the reasons set forth below, that proceeding with the Plans were not in the best interests of the Funds and their Shareholders.

     A. Lack of Experienced Portfolio Manager. Messrs. Bowers and Bullock's original determination to vote in favor of the Plans was greatly dependent on the confidence they had in Mr. Culp's ability to manage the portfolio of the New York Muni Fund and the California Muni Fund. During the six month period ending August 27, 1997, Mr. Culp had been managing the portfolios of these Funds and made regular presentations to the Boards at which he described his investment approach and detailed his trading discipline. Messrs. Bowers and Bullock believed that Mr. Culp managed the portfolios well and that, because of his presence, Tocqueville--which otherwise had no experience managing investment companies investing in municipal obligations ("Municipal Bond Funds")-- could properly perform its investment advisory duties on behalf of these Funds after the Plans became effective. Mr. Culp is no longer employed by Tocqueville. Messrs. Bowers and Bullock believe that Tocqueville had not demonstrated that it now has investment professionals with sufficient experience managing Municipal Bond Funds to warrant proceeding with the Plans, although representatives of Tocqueville have indicated their intention to seek to hire such person or persons.

     B. Excessive Fees. In connection with the Board Members' approval of the Plans at the July 15, 1997 meeting, representatives of Tocqueville and the advisor advised the Boards that Tocqueville intended to engage the Advisor to perform consulting services in connection with the Funds' existing Shareholders and to pay the Advisor a fee at the rate of .25% annually of the assets of Fund Shareholders remaining after the Plans became effective. Tocqueville advised the Boards in writing that these fees would be paid only for bona fide services rendered.

     Messrs. Bowers and Bullock believed, at the time of the July 15, 1997 approval, that the Advisor intended to maintain its organization with staff to service Fund Shareholders. The Advisor told the Board that the Advisor intended only to retain the services of its principal shareholders, Drs. Malanga and Brofman (the Board having determined in December 1996 that Dr. Brofman should have nothing to do with the Funds' operations) and two other employees to perform these functions.

     Messrs. Bowers and Bullock believed it inappropriate for Tocqueville to pay Brofman, Malanga and two other employees an annual fee of approximately $450,000 based on current asset levels for consulting services and that some portion of that amount should be retained by Shareholders in the form of lower management or other fees. The other Board Members disagreed.

     C. Failure to Consider Alternatives. In light of the foregoing, Messrs. Bowers and Bullock requested that the Boards attempt to determine whether representatives of another mutual funds complex that had proposed, on or about July 15, 1997, to enter into a transaction with the Funds similar to the Plans, were interested in pursuing a transaction. The other Board Members determined not to do so. Messrs. Bowers and Bullock believe it would have been in the best interests of Shareholders to make this inquiry and seek alternatives to Tocqueville.

     Because of the Board Members' failure to act in a manner which Messrs. Bullock and Bowers believe is consistent with Shareholders' interests, Messrs. Bullock and Bowers have tendered their resignations as Board Members and their resignations have been accepted effective November 2 and 3, 1997, respectively.

     View of the Interested Board Member

     In March of 1998, after reviewing the testimony of Mr. Culp, described above, Dr. Malanga concluded that (i) the Plans are not in the best interests of the Shareholders, (ii) the independent Board Members should investigate fully the allegations which the Advisor believes Mr. Culp maade in his testimony before the Commission, and (iii ) as a result the current Boards should be replaced.


                    DESCRIPTION OF THE PROPOSED BOARD MEMBERS

The Hon. Alfred Toker

     Presently a Judge (Judicial Hearing Officer) of the Supreme Court, New York County. Retired as a Justice of Supreme Court of the State of New York - 1994. Past Member of the Board of Directors of Village View Housing Corporation. Previously Chief litigating Partner of the law firm of Gwertzman, Pfeffer, Toker and Lefkowitz 1980- 1988. Senior Trial Counsel with the office of the Corporation Counsel of the City of New York, 1954 - 1979. His address is 71 Thomas St., New York, N.Y. 10013-4310. His age is 74.

Robert H. Parks, Ph.D.

     Professor of Finance, Lubin (Graduate) School of Business, Pace University, New York, formerly Professor of Finance at Wharton Business School, Managing Director and Chief Economist of Robert H. Parks & Associates, Inc., an Economic and Investment Research Firm for Institutional Investors, formerly Executive Vice President, Chief Economist at Advest Institutional Service, First Vice President and Chief Economist, Blyth Eastman Dillion (now Paine Webber), and Vice President and Chief Economist, duPont Glore Forgan. Dr. Parks is author of:
Unlocking the Secrets of Wall Street (August 1998 publication date) and The Witch Doctor of Wall Street, published in 1996. His address is 65 North Rockledge Road, Suite 2F, Bronxville, New York 10708.

Christian Dan Jensen

     Principal of the Dan Group, an association of independent consultants specializing in corporate strategy, management and sales skill development. Former member board of directors of Alpha Mineral, Inc. Formerly, a product manager for Becton-Dickinson Corporation. Formerly New England Regional Director of Silva International, Inc., Vice President Learning Dynamics, Inc. He is a member of the American Seminar Leaders Association having achieved the designation CSL, Certified Seminar Leader, and is an instructor in the GNYADA-Hofstra University Management Program. He has a degree in management from Clark University. His address is 18 Old Castle Drive, Newtown, Ct 06470.

William M. Taliaferro

     Industrial Specialist Westcord Commercial Group, which specializes in the sale and leasing of industrial and commercial real estate. He also conducts seminars as a consultant to the Broward County, Florida Public Defenders Office. From 1981 to 1995 he was Pastor and President of the Board of Trustees of the Church of Religious Science in Ft. Lauderdale,

Florida. He attended four years of classes at Religious Science in Canoga Park, Ca. leading to licensure and ordination. He served as a member of the Board of Trustees as well as the Board of Education of Religious Science International and earned a Doctorate for his contributions to the educational curriculum and service on the Board of Trustees. His age is 65. His address is 320 Camino Manzanas, Thousand Oaks, Ca. 91360.

Vincent J. Malanga, Ph.D.

     Dr. Malanga is the only interested proposed Director, and is Chairman of the Board, Chief Executive Officer, President and Treasurer of all of the Funds. Mr. Malanga is President, Treasurer and a Director of the Advisor, Executive Vice President, Secretary and a Director of Fundamental Service Corporation and President, LaSalle Economics Inc. an economic consulting firm. He previously was a Vice President and Senior Economist at A. Gary Shilling & Co., an economic consulting and brokerage firm. He previously served as an economist at White, Weld & Co. and so served from 1976 to 1978. Prior thereto, Mr. Malanga, who holds a Ph.D. in Economics from Fordham University, was an Economist at the Federal Reserve Bank of New York. He is an "interested person" as defined by the 1940 Act by virtue of his affiliation with the Advisor and is one of the Parties to the Administrative Proceedings discussed above. (See "Recent Events"). His address is 19th Floor, 90 Washington Street, New York, N.Y. 10006. His age is 50.

Stock Ownership of the Proposed Board Members

     The number of shares of Common Stock beneficially owned by each proposed Board Member as of March 31, 1998 is determined under the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership included any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after March 31, 1998. Unless otherwise indicated each person has sole investment and voting power (or shares such power with his spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

NAME                  NY Muni Fund  Money Fund    Hi-Yield   Cal Muni   US Govt
----                  ------------  -----------   --------   --------   -------

Hon. Alfred Toker       2,366.096

Vincent Malanga(1)    564,986.687    57,772.6     1,154.51            61,256.887

Totals                567,352.783    57,772.6     1,154.51            61,256.887

1. Includes shares held by family members: NY 564,986.687, MM 5,491.130, HI-Yield 1,154.414, U.S. Govt 52,877.018; and shares held by LaSalle Economics,
Inc.: MM  39,858.730  and U.S.  Govt  8,379.872;  and shares held by Gable Group
Ltd.: MM 12,422.74. Does not include shares of Advisor, detailed below

1997 Compensation of the Proposed Board Members

     The proposed Board Members received the following compensation during the Funds' 1997 fiscal year.

NAME                  NY Muni Fund  Money Fund    Hi-Yield   Cal Muni   US Govt
----                  ------------  -----------   --------   --------   -------

Hon. Alfred Toker              0         0            0         0           0

Robert Parks                   0         0            0         0           0

Christinan Jensen              0         0            0         0           0

William Taliaferro             0         0            0         0           0

Vincent Malanga(1)             0         0            0         0           0


During the Fund's 1997 fiscal year, FSC and the Advisor received a total of $1,448,597.00, after electing not to take total fees of $236,158.00, of which Dr. Malanga received $314,522.20.

Expected 1998-99 Compensation of the Proposed Board Members

     The proposed Board Members anticipate receiving the following compensation for their first year as a Board Members of the Funds in 1998-99:

NAME                  NY Muni Fund  Money Fund    Hi-Yield   Cal Muni   US Govt
----                  ------------  -----------   --------   --------   -------

Hon. Alfred Toker       $16,000        1,600        $200      $1,200     $1,000

Robert Parks            $16,000        1,600        $200      $1,200     $1,000

Christinan Jensen       $16,000        1,600        $200      $1,200     $1,000

William Taliaferro      $16,000        1,600        $200      $1,200     $1,000

Vincent Malanga(1)             0           0           0           0          0


1. It is anticipated that FSC, the Advisor and Dr. Malanga wil receive the same amounts described in footnote 1 of "1997 Compensation of the Prosposed Board Members" above.

ABOUT THE ADVISOR

     The Advisor is a privately held Delaware corporation. Its principal shareholders are Dr. Vincent J. Malanga and Dr. Lance Brofman. Mr. Malanga is President, Treasurer and a Director of the Advisor, and Chairman of the Board, Chief Executive Officer, President and Treasurer of the Funds.

Stock Ownership of the Advisor

     The number of shares of Common Stock beneficially owned by the Advisor and its principals as of March 31, 1998 is determined under the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership included any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after March 31, 1998. Unless otherwise indicated each person has sole investment and voting power (or shares such power with his spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Stock ownership of Dr.
Malanga has already been disclosed above in "Stock Ownership of the Proposed Board Members".

NAME                NY Muni Fund    Money Fund    Hi-Yield   Cal Muni   US Govt
----                ------------    -----------   --------   --------   -------

Lance Brofman(1)     20,683.066       551.830    38.884.918    .800   82,451.475

Advisor                             25,749.91(2)                         787.147

1.Includes shares held by family members: NY 4,938.348, MM 551.83, Hi-Yield 38,884.918, Cal .385, U.S. Govt 72,866.719

2. Includes 22,881.33 shares held by an affiliate. Does not include shares of Vincent Malanga, detailed above

Certain Additional Information about the Advisor

     The Advisor and FSC, on behalf of certain of their directors, officers, shareholders, employees and control persons (the "Indemnitees"), received payments during the fiscal year ended December 31, 1997 from three of the Funds for attorneys' fees incurred by them in defending the above proceedings. These payments were as follows: US Fund--approximately $232,500.00; New York Muni Fund--approximately $50,230.00; California Muni Fund--approximately $4,000.00. Upon learning of the payments, the Independent Board Members have directed that the Indemnitees return all of the payments to the Funds or place them in escrow pending their receipt of an opinion of independent legal counsel that the Indemnitees are entitled to receive such attorneys' fee reimbursements. The Declaration of Trust, Articles of Incorporation and contracts that call for Indemnification specify that no indemnification shall be provided to a person who shall be found to have engaged in "disabling conduct" as defined by applicable law. The Indemnities have undertaken to reimburse the Fund for any indemnification expenses for which it is determined that they were not entitled to as a result of "disabling conduct" net of any reimbursements already made to the Fund in the form of fees forgone or other similar payments.

     Further information with respect to each Fund is discussed below:

     A.   New York Muni Fund

     FSC did not take fees in the amount of $51,200 in 1998. The Advisor and FSC have asserted that they elected to forgo these fees because the Fund was paying legal expenses pursuant to indemnification. The Fund has retained independent legal counsel to determine whether the Indemnitees engaged in disabling conduct. Pending clarification of the legal issues involved, the Independent Directors have instructed the Advisor to escrow the full amount incurred by the Fund of approximately $50,230.

     B.   US Fund

     The Advisor and FSC did not take fees in the amount of $96,077 and $29,560, respectively for the year ended December 31, 1997. The Advisor and FSC have asserted that they elected to forgo these fees because the Fund was paying legal expenses pursuant to indemnification. The Fund has retained independent legal counsel to determine whether the Indemnitees engaged in disabling conduct. Pending clarification of the legal issues involved, the Indemnitees have placed into an escrow account $102,863 as of April 30, 1998. The independent trustees have instructed the Advisor to escrow the full amount incurred by the Fund of approximately $232,500.

     C.   The California Mutual Fund

     Pending clarification of the legal issues involved, the Indemnitees have placed into an escrow account $4,000 as of April 30, 1998.

                              DESCRIPTION OF VOTING

The New York Muni Fund

     The New York Muni Fund is governed by its Articles of Incorporation, Bylaws, Prospectuses and undertakings of and by the Fund, and applicable federal and Maryland State law. Holders of 10% of the outstanding voting shares of the Fund have the right to call for a special meeting of shareholders for any reason. Such holders request the Secretary to call a meeting, and the Secretary shall call such meeting after informing the requesting Shareholders of the estimated cost of giving notice of such meeting, and receiving such amount from the requesting Shareholders. The Secretary then gives Shareholders written or printed notice of meeting not less than ten nor more than 90 days before the meeting date. Should the Secretary refuse or otherwise be unable to call the requested meeting, the requesting Shareholders may commence a civil action to compel the occurrence of the meeting.


     In addition to Shareholders, the President or the Board of Directors may call a special meeting of shareholders.

     A director may serve until removed. Shareholders may only fill vacancies resulting from the removal of a director; thus, Shareholders must first vote to remove present directors and then vote in their replacements. A plurality of the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

     The present Articles of Incorporation only allow a Board Member to be removed for cause. The Advisor is soliciting this Proxy to, among other things, amend the Articles of Incorporation so that Board Members may be removed by a vote of the majority of voting shares.

     The Articles of Incorporation and Bylaws allow nine directors. That number may be increased, up to 15 directors, by the act of a majority of existing directors. A majority of existing directors may also decrease the number of directors to a number not less than two, but such decrease shall not affect the term of office of any director.

The California Muni Fund

     The California Muni Fund is governed by its Declaration of Trust, Bylaws, Prospectuses and undertakings of and by the Fund, and applicable federal and Commonwealth of Massachusetts law. The holders of one-third of all shares entitled to vote may call a meeting for any reason. With respect to removing Trustees, however, a meeting may be called by holders of 10% of the outstanding voting shares. The Shareholders shall request the Secretary to call the meeting. The Secretary then gives Shareholders a written or printed notice of meeting not less than ten nor more than 90 days before the meeting date. Should the Secretary refuse or otherwise be unable to call the requested meeting, the requesting Shareholders may commence a civil action to compel the occurrence of the meeting.

     In addition, the Declaration of Trust provides that the Trust will be governed by section 16(c) of the Investment Company Act, which states that whenever ten or more Shareholders meeting the qualifications set forth in section 16(c) seek the opportunity of furnishing materials to other Shareholders with a view to obtaining signatures on such a request for a meeting, the Trustees shall comply with the provisions of section 16(c) with respect to providing such Shareholders access to the list of the Shareholders of record or the mailing of such materials to such Shareholders of record.

     In addition to Shareholders, the Chairman of the Board of Trustees, the President, or the Trustees may call a special meeting of shareholders.

     There shall be no more than 15 nor less than three Trustees. Within these limits, the existing Trustees may vote to change the actual number of Trustees.

     A Trustee may be removed, with or without cause, by the affirmative vote of a majority of the outstanding shares present in person or by proxy at the special meeting, provided that a quorum is present. In addition, a Trustee may be removed for cause by the vote of two-thirds of the Trustees whose removal is not proposed.

     The power of Trustees to appoint successor Trustees is subject to section 16(a) of the Investment Company Act, which provides that no person may serve as a Trustee of a Fund unless elected to that office by the holders of the outstanding voting securities of the Fund. Vacancies occurring between such meetings may be filled by the Trustees as described above if immediately after filling such vacancies at least two-thirds of the Trustees then holding office shall have been elected to such office by the holders of the outstanding shares of the

Fund at such special meeting. In the event that at any time less than a majority of the Trustees were so elected, the Trustees or the Secretary shall forthwith cause to be held as promptly as possible and in any event within 60 days a meeting of such holders for the purpose of electing Trustees to fill the existing vacancies unless the Securities and Exchange Commission (the "Commission") by order extends such period.

The Fixed-Income Funds

     The Fundamental U.S. Government Strategic Income Fund, the High-Yield Municipal Bond Series and the Tax-Free Money Market Funds (together, the "Fixed-Income Funds"), are governed by its Declaration of Trust, Bylaws, Prospectuses and undertakings of and by the Fixed-Income Funds, and applicable federal and Commonwealth of Massachusetts law. The holders of 10% of the outstanding voting shares or the Trustees may request the Secretary to call a special meeting of shareholders. The Secretary then gives Shareholders a written or printed notice of meeting not less than 15 days before the meeting date. If the Secretary refuses or neglects for more than two days to call such a special meeting, the Trustees or the Shareholders so requesting may, in the name of the Secretary, call the meeting by giving a notice of meeting. In addition to Shareholders, the Fixed-Income Funds allow the Trustees to call a special meeting.

     In addition, the Declaration of Trust provides that the Trust will be governed by section 16(c) of the Investment Company Act, which states that whenever ten or more Shareholders meeting the qualifications set forth in section 16(c) seek the opportunity of furnishing materials to other Shareholders with a view to obtaining signatures on such a request for a meeting, the Trustees shall comply with the provisions of section 16(c) with respect to providing such Shareholders access to the list of the Shareholders of record or the mailing of such materials to such Shareholders of record.

     There shall be no more than nine nor less than two Trustees. The existing Trustees determine the actual number of Trustees.

     A Trustee may be removed by the action of two-thirds of the remaining Trustees. A vacancy on the Board of Trustees may be filled by the appointment of the remaining Trustees.

     The power of Trustees to appoint successor Trustees is subject to section 16(a) of the Investment Company Act, which provides that no person may serve as a Trustee of a Fund unless elected to that office by the holders of the outstanding voting securities of the Fund. Vacancies occurring between such meetings may be filled by the Trustees if immediately after filling such vacancies at least two-thirds of the Trustees then holding office shall have been elected to such office by the holders of the outstanding shares of the Fund at such special meeting. In the event that at any time less than a majority of the Trustees were so elected, the Trustees or the Secretary shall forthwith cause to be held as promptly as possible and in any event within 60 days a meeting of such holders for the purpose of electing Trustees to fill the existing vacancies unless the Commission by order extends such period.

All Funds

     Under applicable state law, the Advisor believes that anyone may solicit a proxy for any Fund. Approval of the Proposals requires the affirmative vote of
(i) with respect to the California Muni Fund and New York Muni Fund, a majority of each Fund's outstanding shares of beneficial interest/common stock ("Shares"), (ii) with respect to Fundamental U.S. Government Strategic Income Fund, High-Yield Municipal Bond Series and Tax-Free Money Market Series, a "majority of the outstanding voting securities," within the meaning of the Investment Company Act of each Fund. The term "majority of the outstanding voting securities" is defined under the Investment Company Act to mean: (a) 67% or more of the outstanding Shares present at the Meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy, or
(b) more than 50% of the outstanding Shares of a Fund, whichever is less.

     Shareholders of record at the close of business on _______________, 1998 (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting, including any adjournment thereof. As of the Record Date, the Funds had the number of Shares outstanding set forth below, each Share being entitled to one vote:

                                                                   Total Shares
         Fund                                                      Outstanding
         ----                                                      ------------

Fundamental U.S. Government Strategic Income Fund                  6,901,124.342
High-Yield Municipal Bond Series                                     339,007.758
Tax-Free Money Market Series                                       3,615,765.240
The California Muni Fund                                           1,807,344.209
New York Muni Fund                                               169,256,355.553

     Each Shareholder will be entitled to one vote for each share and a fractional vote for each fractional share held. The issued and outstanding shares of the New York Muni Fund series constitute all of the issued and outstanding shares of Fundamental Funds, Inc.

     Any proxy which is properly executed and returned in time to be voted at the Meeting will be counted in determining whether a quorum is present with respect to a Fund and will be voted as marked. In the absence of any instructions, such proxy will be voted for the Proposals. If a quorum is not present at the Meeting with respect to a Fund, or if a quorum is present but sufficient votes to approve the Proposals are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the nature of the Proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to Shareholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares of a Fund represented at the Meeting in person or by proxy. A Shareholder vote to change the Articles of Incorporation of the New York Muni Fund, to terminate all 12b-1 Plans, to remove all Board Members, and to elect new Board Members may be taken prior to any adjournment if sufficient votes have been received for approval. If a Shareholder abstains from voting as to any matter, then the shares held by such Shareholder shall be deemed present at the Meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but shall not be deemed to have been voted in favor of such matter. A Shareholder may revoke his or her proxy at any time prior to its exercise by delivering written notice of revocation or by executing and delivering a later dated proxy to the address set forth on the cover page of this Proxy Statement, or by attending and voting at the Meeting.

     The Advisor will vote the proxy at any adjourned meeting in a manner consistent with the proxy, unless such proxy is revoked at or prior to the adjourned meeting.

     If sufficient votes are not cast to terminate the 12b-1 Plans, the present Board Members cannot be replaced. If sufficient votes are not cast to amend the Articles of Incorporation of the New York Muni Fund to remove directors by a majority of the Shareholders, such directors may not be removed without cause.

     Solicitations will be made primarily by mail, but may also be made by telephone, facsimile, electronic mail, or personal interview conducted by certain officers or employees of the Funds or the Advisor. The Advisor has engaged Shareholder Communications, Inc. to assist with proxy solicitations, at an estimated cost of $12,000. The Advisor will pay for the initial cost of solicitations, but may petition the Funds to reimburse the Advisor for such costs.

      VOTING INFORMATION ON AND DISCRETION OF ATTORNEYS NAMED IN THE PROXY

     While the Meeting is called to act upon any other business that may properly come before it, at the date of this Proxy Statement the only business which the Advisor intends to present or knows that others will present is the business mentioned in the Proposals. If any other matters lawfully come before the Meeting, and in all procedural matters at the Meeting, it is the intention that the enclosed proxy shall be voted in accordance with the best judgment of the attorneys named therein, or their substitutes, present and acting at the Meeting.

     As of the Record Date, the Fundamental Funds believed that the following persons beneficially owned more than 5% of Shares of the Funds:

                            Fundamental New York Fund

Names & Address                    Number of Shares           Percentage of
                                   Owned                      Outstanding Shares
---------------                    ----------------           ------------------

Centre Reinsurance Limited         10,243,370.024             6.05%

                           Fundamental California Fund

Names & Address                    Number of Shares           Percentage of
                                   Owned                      Outstanding Shares
---------------                    ----------------           ------------------

Eugene L Lessner TR                100,519,349                5.56%
Lessner Revocable Living Trust
U/A DTD Nov 17 86
3244 San Amedeo  Unit 3A
Laguna Hills, Ca 9263-3076

                          Fundamental Money Market Fund

Names & Address                    Number of Shares           Percentage of
                                   Owned                      Outstanding Shares
---------------                    ----------------           ------------------

Liberty Zeiger Fund LP             1,011,332.820              27.97%
7818 Orlando Ave
Lubbock TX 79425-1942

Leon Pfeffer &                     258,672.320                7.15%
Jack Pfeffer JT Ten
444 Neptune Ave. Apt 4H
Brooklyn, NY 11224-4408

                           Fundamental High Yield Fund

Names & Address                    Number of Shares           Percentage of
                                   Owned                      Outstanding Shares
---------------                    ----------------           ------------------

Vivian Kaufman (Trustee)*          38,884,918                 11.47%
Vivian Kaufman Revocable Trust
UA DTD 10-06-93
1900 South Ocean Blvd., #5-S
Pompano Beach, FL 33062

Louis J & Frances M. Russo         18,062.316                 5.33%
(Trustees) Louis J Russo
Grantor Rev. Trust
U/A DTD 04/15/95
3961 Dafilee Circle
West Palm Beach, FL 33417

Kenneth S.& Heidi G. Widelitz      67,697.336                 19.97%
(Trustees)
The Widelitz Family Trust
U/A DTD 04/15/94
10519 Lauriston Avenue
Los Angeles, CA 90064

*    Vivian Kaufman is the mother of Dr. Lance Brofman.

          SUBMISSION OF PROPOSALS FOR THE NEXT MEETING OF SHAREHOLDERS

     Under the Funds' Declarations of Trust/Articles of Incorporation and By-Laws, annual meetings of shareholders are not required to be held unless necessary under the 1940 Act (for example, when fewer than a majority of the Board Members have been elected by Shareholders). Therefore, the Funds do not hold Shareholder meetings on an annual basis. A shareholder proposal intended to be presented at any meeting hereafter called should be sent to the Funds at 90 Washington Street, New York, New York 10016, and must be received by the Funds within a reasonable time before the solicitation relating thereto is made in order to be included in the notice or proxy statement related to such meeting. The submission by a Shareholder of a proposal for inclusion in a proxy statement does not guarantee that it will be included. Shareholder proposals are subject to certain regulations under federal securities law.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. IF YOU DO NOT EXPECT TO ATTEND THE MEETING, IF AND WHEN CALLED, PLEASE SIGN YOUR PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

_________ , 1998

                      FUNDAMENTAL PORTFOLIO ADVISORS, INC.



                      Vincent J.  Malanga
                      President, Fundamental Portfolio Advisors, Inc.

                          FUNDAMENTAL FIXED-INCOME FUND

                FUNDAMENTAL U.S. GOVERNMENT STRATEGIC INCOME FUND
              SPECIAL MEETING OF SHAREHOLDERS ---____________, 1998

Please refer to the Proxy Statement for a discussion of the matters. THE UNDERSIGNED HOLDER(S) OF SHARES OF BENEFICIAL INTEREST OF THE FUNDAMENTAL U.S. GOVERNMENT STRATEGIC INCOME FUND SERIES OF FUNDAMENTAL FIXED-INCOME FUND HEREBY VOTES TO CALL A SPECIAL MEETING AND CONSTITUTES AND APPOINTS THE HON. ALFRED TOKER, ROBERT PARKS, CHRISTIAN DAN JENSEN, WILLIAM M. TALIAFERRO, DR. VINCENT J. MALANGA, OR ANY OF THEM, THE ATTORNEYS AND PROXIES OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO VOTE THE SHARES LISTED BELOW AS DIRECTED, AND HEREBY REVOKES ANY PRIOR PROXIES. To vote, mark an X in blue or black ink on the proxy card below. THIS PROXY IS SOLICITED ON BEHALF OF THE ADVISOR.

-----Detach card at perforation and mail in postage paid envelope provided-----


     1. Vote on the Proposal to request the Board to call a special meeting of shareholders, and to take all action necessary to cause such special meeting to take place:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     2. Vote on the Proposal to terminate all plans formed under Rule 12b-1 of the Investment Company Act of 1940:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     3. Removal of Current Board Members. The Advisor seeks to remove the following individuals as Board Members. If no direction is given this Proxy will be voted in favor of the removal of these individuals:

To remove James Armstrong and L. Greg Ferrone as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                  WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     4. Election of Board Members. If no direction is given this Proxy will be voted in favor of the election of these individuals:

To elect The Hon. Alfred Toker, Robert Parks, Christian Dan Jensen, William M. Taliaferro and Vincent J. Malanga as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                  WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

-----Detach card at perforation and mail in postage paid envelope provided-----

                          FUNDAMENTAL FIXED-INCOME FUND
                FUNDAMENTAL U.S. GOVERNMENT STRATEGIC INCOME FUND
                                      PROXY

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSALS.

Please sign exactly as name appears on this card. When account is joint tenants, all should sign. When signing as administrator, trustee or guardian, please give title. If a corporation or partnership, sign in entity's name and by authorized person.

x
 ----------------------------

x
 ----------------------------

Dated:                   , 1998
      -------------------

                          FUNDAMENTAL FIXED-INCOME FUND

                        HIGH-YIELD MUNICIPAL BOND SERIES
             SPECIAL MEETING OF SHAREHOLDERS -- -____________, 1998

Please refer to the Proxy Statement for a discussion of the matters. THE UNDERSIGNED HOLDER(S) OF SHARES OF BENEFICIAL INTEREST OF THE HIGH-YIELD MUNICIPAL BOND SERIES OF FUNDAMENTAL FIXED-INCOME FUND HEREBY VOTES TO CALL A SPECIAL MEETING AND CONSTITUTES AND APPOINTS THE HON. ALFRED TOKER, ROBERT PARKS, CHRISTIAN DAN JENSEN, WILLIAM M. TALIAFERRO, DR. VINCENT J. MALANGA, OR ANY OF THEM, THE ATTORNEYS AND PROXIES OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO VOTE THE SHARES LISTED BELOW AS DIRECTED, AND HEREBY REVOKES ANY PRIOR PROXIES. To vote, mark an X in blue or black ink on the proxy card below. THIS PROXY IS SOLICITED ON BEHALF OF THE ADVISOR.

-----Detach card at perforation and mail in postage paid envelope provided-----


     1. Vote on the Proposal to request the Board to call a special meeting of shareholders, and to take all action necessary to cause such special meeting to take place:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


         2. Vote on the Proposal to terminate all plans formed under Rule 12b-1 of the Investment Company Act of 1940:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     3. Removal of Current Board Members. The Advisor seeks to remove the following individuals as Board Members. If no direction is given this Proxy will be voted in favor of the removal of these individuals:

To remove James Armstrong and L.  Greg Ferrone as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     4. Election of Board Members. If no direction is given this Proxy will be voted in favor of the election of these individuals:

To elect The Hon. Alfred Toker, Robert Parks, Christian Dan Jensen, William M. Taliaferro and Vincent J. Malanga as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

-----Detach card at perforation and mail in postage paid envelope provided-----

                          FUNDAMENTAL FIXED-INCOME FUND
                        HIGH-YIELD MUNICIPAL BOND SERIES
                                      PROXY


THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSALS.

Please sign exactly as name appears on this card. When account is joint tenants, all should sign. When signing as administrator, trustee or guardian, please give title. If a corporation or partnership, sign in entity's name and by authorized person.


x
 ----------------------------

x
 ----------------------------

Dated:                   , 1998
      -------------------

                          FUNDAMENTAL FIXED-INCOME FUND

                          TAX-FREE MONEY MARKET SERIES
             SPECIAL MEETING OF SHAREHOLDERS -- -____________, 1998

Please refer to the Proxy Statement for a discussion of the matters. THE UNDERSIGNED HOLDER(S) OF SHARES OF BENEFICIAL INTEREST OF THE TAX-FREE MONEY MARKET SERIES OF FUNDAMENTAL FIXED-INCOME FUND HEREBY VOTES TO CALL A SPECIAL MEETING AND CONSTITUTES AND APPOINTS ALFRED TOKER, ROBERT PARKS, CHRISTIAN DAN JENSEN, WILLIAM M. TALIAFERRO, DR. VINCENT J. MALANGA, OR ANY OF THEM, THE ATTORNEYS AND PROXIES OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO VOTE THE SHARES LISTED BELOW AS DIRECTED, AND HEREBY REVOKES ANY PRIOR PROXIES. To vote, mark an X in blue or black ink on the proxy card below. THIS PROXY IS SOLICITED ON BEHALF OF THE ADVISOR.


-----Detach card at perforation and mail in postage paid envelope provided-----


     1. Vote on the Proposal to request the Board to call a special meeting of shareholders, and to take all action necessary to cause such special meeting to take place:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     2. Vote on the Proposal to terminate all plans formed under Rule 12b-1 of the Investment Company Act of 1940:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

     3. Removal of Current Board Members. The Advisor seeks to remove the following individuals as Board Members. If no direction is given this Proxy will be voted in favor of the removal of these individuals:

To remove James Armstrong and L.  Greg Ferrone as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     4. Election of Board Members. If no direction is given this Proxy will be voted in favor of the election of these individuals:

To elect The Hon. Alfred Toker, Robert Parks, Christian Dan Jensen, William M. Taliaferro and Vincent J. Malanga as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

-----Detach card at perforation and mail in postage paid envelope provided-----

                          FUNDAMENTAL FIXED-INCOME FUND
                          TAX-FREE MONEY MARKET SERIES
                                      PROXY


THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSALS.

Please sign exactly as name appears on this card. When account is joint tenants, all should sign. When signing as administrator, trustee or guardian, please give title. If a corporation or partnership, sign in entity's name and by authorized person.


x
 ----------------------------

x
 ----------------------------

Dated:                   , 1998
      -------------------

                            THE CALIFORNIA MUNI FUND
              SPECIAL MEETING OF SHAREHOLDERS ---____________, 1998

Please refer to the Proxy Statement for a discussion of the matters. THE UNDERSIGNED HOLDER(S) OF SHARES OF BENEFICIAL INTEREST OF THE CALIFORNIA MUNI FUND HEREBY VOTES TO CALL A SPECIAL MEETING AND CONSTITUTES AND APPOINTS ALFRED TOKER, ROBERT PARKS, CHRISTIAN DAN JENSEN, WILLIAM M. TALIAFERRO, DR. VINCENT J. MALANGA, OR ANY OF THEM, THE ATTORNEYS AND PROXIES OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO VOTE THE SHARES LISTED BELOW AS DIRECTED, AND HEREBY REVOKES ANY PRIOR PROXIES. To vote, mark an X in blue or black ink on the proxy card below. THIS PROXY IS SOLICITED ON BEHALF OF THE ADVISOR.

-----Detach card at perforation and mail in postage paid envelope provided-----


     1. Vote on the Proposal to request the Board to call a special meeting of shareholders, and to take all action necessary to cause such special meeting to take place:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     2. Vote on the Proposal to terminate all plans formed under Rule 12b-1 of the Investment Company Act of 1940:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     3. Removal of Current Board Members. The Advisor seeks to remove the following individuals as Board Members. If no direction is given this Proxy will be voted in favor of the removal of these individuals:

To remove James Armstrong and L.  Greg Ferrone as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     4. Election of Board Members. If no direction is given this Proxy will be voted in favor of the election of these individuals:

To elect The Hon. Alfred Toker, Robert Parks, Christian Dan Jensen, William M. Taliaferro and Vincent J. Malanga as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|


To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

----------------------------------------------

     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

-----Detach card at perforation and mail in postage paid envelope provided------


                            THE CALIFORNIA MUNI FUND
                                      PROXY


THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSALS.

Please sign exactly as name appears on this card. When account is joint tenants, all should sign. When signing as administrator, trustee or guardian, please give title. If a corporation or partnership, sign in entity's name and by authorized person.


x
 ----------------------------

x
 ----------------------------

Dated:                    , 1998
      -------------------

                             FUNDAMENTAL FUNDS, INC.

                               NEW YORK MUNI FUND
              SPECIAL MEETING OF SHAREHOLDERS ---____________, 1998

Please refer to the Proxy Statement for a discussion of the matters. THE UNDERSIGNED HOLDER(S) OF SHARES OF BENEFICIAL INTEREST OF THE FUNDAMENTAL NEW YORK MUNI FUND HEREBY VOTES TO CALL A SPECIAL MEETING AND CONSTITUTES AND APPOINTS ALFRED TOKER, ROBERT PARKS, CHRISTIAN DAN JENSEN, WILLIAM M. TALIAFERRO, DR. VINCENT J. MALANGA, OR ANY OF THEM, THE ATTORNEYS AND PROXIES OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO VOTE THE SHARES LISTED BELOW AS DIRECTED, AND HEREBY REVOKES ANY PRIOR PROXIES . To vote, mark an X in blue or black ink on the proxy card below. THIS PROXY IS SOLICITED ON BEHALF OF THE ADVISOR.

-----Detach card at perforation and mail in postage paid envelope provided-----

     1. Vote on the Proposal to request the Board to call a special meeting of shareholders, and to take all action necessary to cause such special meeting to take place:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     2. Vote on the Proposal to Amend the Articles of Incorporation to allow a vote of a majority of voting shares to remove and replace directors:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     3. Vote on the Proposal to terminate all plans formed under Rule 12b-1 of the Investment Company Act of 1940:

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|


     4. Removal of Current Board Members. The Advisor seeks to remove the following individuals as Board Members. If no direction is given this Proxy will be voted in favor of the removal of these individuals:

To remove James Armstrong and L.  Greg Ferrone as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

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     5. Election of Board Members. If no direction is given this Proxy will be voted in favor of the election of these individuals:

To elect The Hon. Alfred Toker, Robert Parks, Christian Dan Jensen, William M. Taliaferro and Vincent J. Malanga as Board Members

     FOR                    AGAINST                   ABSTAIN
     |_|                      |_|                       |_|

                   WITHHOLD AUTHORITY TO VOTE       FOR ALL EXCEPT
                              |_|                       |_|

To withhold authority to vote, mark "For all except" and write the individual's name(s) on the line below.

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     In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.



-----Detach card at perforation and mail in postage paid envelope provided-----

                             FUNDAMENTAL FUNDS, INC.
                               NEW YORK MUNI FUND
                                      PROXY

THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE PROPOSALS.

Please sign exactly as name appears on this card. When account is joint tenants, all should sign. When signing as administrator, trustee or guardian, please give title. If a corporation or partnership, sign in entity's name and by authorized person.


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Dated:                    , 1998
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